UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: February 8, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中芯國際集成電路製造有限公司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 981)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

HELD ON 8 FEBRUARY 2018

The Company is pleased to announce that the proposed resolution set out in the notice of the EGM contained in the Circular was duly passed by the Shareholders by way of poll at the EGM held on 8 February 2018.

Reference is made to the Company’s circular dated 18 January 2018 (the “Circular”) in relation to, among other things, the following:

1.	the Framework Agreement; and
2.	notice of the EGM.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

POLL RESULTS OF THE EGM

The Company is pleased to announce that the proposed resolution set out in the notice of the EGM contained in the Circular were duly passed by the Shareholders by way of poll at the EGM held on 8 February 2018.

As at the date of the EGM, the total number of Shares in issue was 4,917,549,659 Shares. The Shareholders and authorised proxies holding an aggregate of 4,906,934,022 Shares, representing 99.78% of the total Shares in issue were present at the commencement of the EGM.

As at the date of the EGM:

(1)	the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution was 4,177,549,659 Shares;
(2)	the number of Shares entitling the holders to attend and abstain from voting in favour as set out in Rule 13.40 of the Listing Rules at the EGM was nil; and
(3)	there were no Shares entitling the holders to attend and vote only against the resolution at the EGM.

As set out in the Circular and in accordance with the Listing Rules, as China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Limited, and its other associates (as defined in the Listing Rules), holding an aggregate of 740,000,000 Shares, representing approximately 15.05% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution to approve the Framework Agreement.

The Company confirms that each of Xinxin (Hongkong) Capital Co., Limited, China IC Fund and other associates of China IC Fund has abstained from voting at the EGM pursuant to the aforesaid arrangements.

The number of Shares represented by votes for and against the resolution at the EGM was as follows:

ORDINARY RESOLUTION	No. of Votes (%)
	FOR	AGAINST
1.

(a)   To approve, confirm and ratify the framework agreement dated 6 December 2017 (the “Framework Agreement”) entered into between the Company and Semiconductor Manufacturing North China (Beijing) Corporation in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee, and the transactions contemplated thereby in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets and provision of guarantee and to approve and confirm the annual caps in respect of the Framework Agreement for the three years ending 31 December 2018, 2019 and 2020 respectively; and

(b)   To authorise any director of the Company, for and on behalf of the Company, to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Framework Agreement and transactions contemplated thereunder; and/or (ii) any amendment, variation or modification of the Framework Agreement and the transactions contemplated thereunder upon such terms and conditions as the board of directors of the Company may think fit.#

	1,516,346,583 99.9996%	6,361 0.0004%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

# The full text of the resolution above is set out in the Notice of the EGM contained in the Circular dated 18 January 2018.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the EGM. The work performed by Computershare Hong Kong Investor Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, 8 February 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

*    For identification purposes only